EXHIBIT 99.2


                                [LOGO] Companhia
                                       Vale do Rio Doce

                         Acquisition of Sossego Project

Rio de Janeiro, October 26, 2001 - Companhia Vale do Rio Doce (CVRD), through its subsidiary Itabira Rio Doce Company Limited (Itaco), and Phelps Dodge Exploration Corporation (Phelps Dodge) formalized today the transfer of the totality of its stake in the capital of Camelback Corporation, which held 58,351,655 common shares and 363,000 preferred shares issued by Mineracao Serra do Sossego S/A (Sossego). Thus, now CVRD holds 100% of Sossego's share capital. In 1998, after initial drilling identified potentially significant copper mineralization in the Carajas region, state of Para, Brazil, CVRD and Phelps Dodge formed a joint venture, Mineracao Serra do Sossego. The Sossego project has an estimated 313 million tons in copper ore reserves. This transaction totalled US$ 42.5 million.

The above mentioned deal confirms CVRD's strategy to concentrate in mining, logistics and energy generation.